

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 15, 2015

Via E-mail
Paul McGinn
President and Chief Executive Officer
CIG Wireless Corp.
11120 South Crown Way, Suite 1
Wellington, FL 33414

   Re: CIG Wireless Corp.
     Preliminary Information Statement on Schedule 14C
     Filed December 31, 2014
     File No. 000-53677

Dear Mr. McGinn:

  We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing include the information the Securities Exchange Act of 1934 and all applicable rules require.

       Sincerely,

       /s/ Celeste M. Murphy for

       Larry Spirgel
       Assistant Director

cc: Via E-mail
  Steven E. Siesser
  Lowenstein Sandler LLP